Exhibit 99.1

ENERFLEX LTD. REPORTS STRONG SECOND-QUARTER 2023 FINANCIAL AND OPERATIONAL RESULTS

NEWS RELEASE

CALGARY, Alberta, August 9, 2023 — Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three and six months ended June 30, 2023. All amounts are presented in Canadian dollars unless otherwise stated.

“Enerflex’s solid second-quarter 2023 operational results underscore the sustainability of our three core business lines being executed on a global scale. The two business lines that comprise our recurring revenues, Energy Infrastructure and After-market Services, both expanded their margins compared to the first quarter of 2023. Our Engineered Systems business line booked an additional $322 million in new orders in the quarter, including several energy transition-related initiatives, resulting in a backlog of $1.4 billion,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “This quarter represents the second full quarter of Enerflex’s operations as a combined global business following the acquisition of Exterran, with synergy capture and operations tracking to plan. We are hard at work executing the global backlog and operating our assets at high levels of utilization, while simultaneously restructuring and streamlining our operations and systems to establish a sustainable, profitable enterprise. We remain focused on reducing our overall leverage and continue to expect our bank-adjusted net debt to EBITDA ratio to be 2.5 times at year-end.”

OVERVIEW

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Enerflex reported solid Q2/2023 financial results that included revenue of $777 million and a gross margin of $147 million or 18.9% of revenue. Revenue generation was strong across all segments compared to Q1/2023. The Eastern Hemisphere segment revenue decreased from Q1/2023 due to non-cash finance lease revenue recorded in Q1/2023.

•

The Company continues to focus on expanding gross margins and reducing overall costs. Through YTD 2023, the After-market Services gross margin percentage has increased by over 500 basis points from YTD 2022, and the Engineered Systems gross margin percentage is up 400 basis points over the same time frame.

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Enerflex delivered $142 million of adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”)(1) in Q2/2023, compared to $123 million in Q1/2023 as a result of strong business performance and an expanded Energy Infrastructure portfolio.

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Enerflex executed on a $32 million capital expenditure program in Q2/2023, with approximately $12 million of growth capital expenditures directed at customer-sanctioned Energy Infrastructure projects. Enerflex continues to prioritize a conservative balance sheet and absolute debt reduction.

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Total long-term debt decreased by $50 million during Q2/2023; however, net debt increased by $38 million from the end of Q1/2023 primarily due to an increase in net working capital associated with the growth of the After-market Services business in North America and the timing of cash flows in the Engineered Systems business. Enerflex’s bank-adjusted net debt to EBITDA ratio was 2.8 times(2) as at June 30, 2023.

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Enerflex is reaffirming its full-year 2023 financial guidance for adjusted EBITDA, bank-adjusted net debt to EBITDA ratio, and synergies. Guidance for expected growth capital expenditures is being introduced, and guidance for the Company’s non-discretionary expenses is being updated to account for higher anticipated net working capital levels as the business grows, and higher estimated cash taxes in 2023.

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Enerflex is just over nine months into the integration of Exterran Corporation (“Exterran”) and continues to actively integrate and streamline its global operations. As previously announced, Enerflex plans to consolidate its global manufacturing capacity from five facilities to three. This, in addition to other activities aimed at reducing costs and focusing Enerflex’s efforts on the best possible regions and assets, will reduce the Company’s long-term cost structure.

(1) Non-IFRS measure that is not a standardized measure under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Non-IFRS Measures” of this news release for the most directly comparable financial measure disclosed in Enerflex’s current financial statements to which such non-IFRS measure relates.

(2) Non-IFRS measure that is not a standardized measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Non-IFRS Measures” of this news release.

SUMMARY RESULTS

	Three Months Ended			Six Months Ended
$ millions, except percentages, per share amounts, and ratios	June 30, 2023	March 31, 2023	June 30, 2022(1)	June 30, 2023	June 30, 2022(1)

Revenue	776.7	825.0	372.1	1,601.7	695.1
Gross margin	147.2	160.7	63.6	307.8	117.2
Gross margin percentage	18.9%	19.5%	17.1%	19.2%	16.9%
Selling and administrative expenses (“SG&A”)	99.6	115.8	43.3	215.4	90.2
Operating income	47.5	44.9	20.2	92.4	27.1
Earnings before finance costs and income taxes (“EBIT”)(2)	48.3	44.9	20.9	93.2	28.0
Earnings before finance costs, income taxes, depreciation, and amortization (“EBITDA”)(2)	111.2	108.0	42.9	219.2	72.0
Net earnings (loss)	(2.8)	13.5	13.4	10.7	13.0
Per share(3)	(0.02)	0.11	0.15	0.09	0.14
Adjusted EBITDA(2)	142.2	122.8	47.8	264.9	82.7

Cash provided by (used in) operating activities	(4.0)	(2.6)	21.1	(6.5)	(1.6)
Capital expenditures and expenditures for finance leases	32.4	66.2	26.0	98.6	58.6
Distributable cash flow(2)	51.6	55.5	22.5	107.1	43.0

Long-term debt	1,408.3	1,458.8	346.0	1,408.3	346.0
Net debt(2)	1,234.1	1,196.3	198.9	1,234.1	198.9
Bank-adjusted net debt to EBITDA ratio(4)	2.8(5)	2.9(5)	1.4	2.8(5)	1.4

Return on capital employed (“ROCE”)(2)(6)	1.0%	(0.1)%	3.7%	1.0%	3.7%

Engineered Systems bookings(2)	322.0	516.6	313.3	838.6	550.2
Engineered Systems backlog(2)	1,429.9	1,541.6	737.0	1,429.9	737.0
(1)

Comparative figures represent Enerflex’s results prior to the closing of its acquisition of Exterran that closed on October 13, 2022 (the “Transaction”), and therefore do not reflect pre-acquisition historical data from Exterran.

(2)

Non-IFRS measure that is not a standardized measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Non-IFRS Measures” of this news release for the most directly comparable financial measure disclosed in Enerflex’s current financial statements to which such non-IFRS measure relates.

(3)	Based on weighted average diluted common shares outstanding.
(4)	Non-IFRS measure that is not a standardized measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Non-IFRS Measures” of this news release.
(5)

Calculated in accordance with the Company’s debt covenants, which permit: (a) the inclusion of Exterran’s bank-adjusted EBITDA for the trailing 12 months ended for the respective periods; and (b) a maximum ratio of 4.5:1.

(6)	Calculated using the trailing 12 months for the respective periods, and do not include pre-acquisition historical data from Exterran.

Enerflex’s unaudited interim condensed consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at and for the three and six months ended June 30, 2023, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Q2/2023 FINANCIAL RESULTS

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Enerflex generated $777 million of revenue in Q2/2023, with continued strong performance from recurring businesses and North American Engineered Systems. The Eastern Hemisphere segment revenue decreased relative to Q1/2023 due to $64 million in non-cash finance lease revenue recorded in Q1/2023.

•	Gross margin in Q2/2023 totalled $147 million, or 18.9% of revenue, compared to $161 million, or 19.5% of revenue, in Q1/2023.

•	Gross margins for Energy Infrastructure and After-market Services strengthened to 33.0% and 20.0%, respectively, from Q1/2023 levels of 30.5% and 18.5%, respectively.

•	The gross margin for Engineered Systems decreased to 12.4% from 15.5% in Q1/2023, reflecting the impact of delays on certain in-flight projects.

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Enerflex’s gross margin for YTD 2023 was $308 million or 19.2% as a percentage of revenue, up from $117 million and 16.9% during YTD 2022, respectively, reflecting the higher proportion of Enerflex’s business that is considered recurring, coupled with continued improvement in the Company’s Engineered Systems margin profile.

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SG&A of $100 million included Transaction and business optimization costs of $10 million, and $12 million of foreign exchange losses due to the devaluation of the Argentine peso. The SG&A improvement relative to Q1/2023 was driven by the recovery of a $12 million bad debt receivable collected in Q2/2023. Enerflex partially offset its foreign exchange losses with $8 million of interest income from associated instruments, which is included in the Company’s net finance costs.

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Q2/2023 adjusted EBITDA was $142 million compared to $123 million in Q1/2023 as a result of strong business performance and an expanded Energy Infrastructure portfolio. YTD 2023 adjusted EBITDA was $265 million compared to $83 million in YTD 2022.

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Enerflex recognized a net loss of $3 million compared to net earnings of $14 million in Q1/2023. A lower gross margin and higher income taxes offset lower SG&A. For YTD 2023, Enerflex recognized net earnings of $11 million, representing a decrease of $2 million from YTD 2022. The Company’s higher gross margin was offset by higher net finance costs and increased SG&A due to one-time Transaction, restructuring, and integration costs as the Company optimizes its go-forward business following the acquisition of Exterran.

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Engineered Systems bookings totalled $322 million in Q2/2023, enabling Enerflex to maintain a significant backlog balance of $1.4 billion at June 30, 2023. YTD 2023 bookings of $839 million increased by 52% over YTD 2022 bookings, reflecting continued momentum in customer activity levels in North America and expanded product offerings resulting from the Transaction.

•	Enerflex secured approximately $80 million of bookings in Q2/2023 for two large cryogenic natural gas processing facilities in North America.

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Approximately $120 million of Q2/2023 bookings were for electric compression units, which will significantly reduce the environmental impact of customer operations. Enerflex secured an additional $20 million of carbon capture and sequestration-related bookings in the period and continues collaborating with customers to advance various other energy transition projects. This brings total energy transition-related bookings to $235 million for YTD 2023.

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At June 30, 2023, Enerflex’s long-term debt and net debt balances were $1.4 billion and $1.2 billion, respectively, and the bank-adjusted net debt to EBITDA ratio was 2.8 times, compared to 2.9 times at the end of Q1/2023 and 3.3 times at the end of Q4/2022.

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Long-term debt decreased by $50 million during Q2/2023; however, net debt increased by $38 million from the end of Q1/2023 primarily due to an increase in net working capital associated with the growth of the After-market Services business in North America and the timing of cash flows in the Engineered Systems business.

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Enerflex continues to expect that it will reduce its bank-adjusted net debt to EBITDA ratio to 2.5 times by the end of 2023 through solid cash flow generation and the execution of its $1.4 billion Engineered Systems backlog.

RETURNS TO SHAREHOLDERS

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Enerflex is committed to delivering a sustainable quarterly dividend to shareholders. During the three and six months ended June 30, 2023, the Company declared dividends of $3 million ($0.025 per share) and $6 million ($0.05 per share), respectively.

•	The Board of Directors (the “Board”) has declared a dividend of $0.025 per share for Q3/2023, payable on October 12, 2023, to shareholders of record on August 24, 2023.

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CAPITAL EXPENDITURES AND EXPENDITURES FOR FINANCE LEASES

	Three Months Ended			Six Months Ended

$ millions	June 30, 2023	March 31, 2023	June 30, 2022(1)	June 30, 2023	June 30, 2022(1)

Additions to property, plant, and equipment (“PP&E”)	7.1	2.9	2.1	9.9	3.0
Additions to Energy Infrastructure assets:
Maintenance	13.3	7.6	4.3	20.8	5.8
Growth	12.0	51.0	7.9	63.1	8.9
Total capital expenditures	32.4	61.5	14.2	93.8	17.7
Expenditures for finance leases	–	4.7	11.7	4.7	40.9
Total capital expenditures and expenditures for finance leases	32.4	66.2	26.0	98.6	58.6
(1)	Comparative figures do not reflect pre-acquisition historical data from Exterran.

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Enerflex invested $13 million in Q2/2023 in maintenance capital expenditures that were directed at the contract compression fleets in the USA and Latin America. Enerflex invested an additional $12 million in growth capital expenditures for various small customer-sanctioned projects in the USA, Latin America, and Eastern Hemisphere.

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During YTD 2023, the Company invested $94 million in total capital expenditures, which included $21 million in maintenance capital expenditures across its contract compression fleets in the USA and Latin America. Enerflex also invested $63 million in growth capital expenditures, the majority of which occurred in Q1/2023 and related to the completion of two build-own-operate-maintain (“BOOM”) produced water projects in the Middle East.

OUTLOOK

STRATEGIC PRIORITIES

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Enerflex’s primary focus for 2023 is to progress the integration of Exterran and strengthen its financial position. Once its debt reduction target has been met, Enerflex plans to continue strengthening its financial position to ensure the Company has financial stability and flexibility through industry cycles. By reducing its long-term debt requirements and optimizing debt service costs, Enerflex expects to lower its overall cost of debt, thereby accruing incremental value to Enerflex shareholders.

INTEGRATION OF EXTERRAN CORPORATION

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Enerflex is progressing the integration of Exterran to become a more resilient and profitable business. Since closing the Transaction, Enerflex has captured approximately US$50 million of annual run-rate synergies and expects to realize the total US$60 million of anticipated synergies within 12 to 18 months from Transaction close of October 13, 2022.

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To further optimize its global operations and shape the business for long-term success, Enerflex will incur one-time restructuring and optimization costs as such opportunities are identified. This includes costs associated with the closing of Enerflex’s manufacturing facilities in the United Arab Emirates and Singapore and the Company’s plans to simplify its geographic footprint.

2023 GUIDANCE

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Enerflex is reaffirming its full-year 2023 financial guidance for adjusted EBITDA, bank-adjusted net debt to EBITDA ratio, annual run-rate synergies, maintenance capital expenditures, and expenditures related to the modularized cryogenic natural gas processing facility (the “Cryogenic Facility”) that is being advanced in the Middle East.

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To reflect YTD 2023 activity and the Company’s expectations for the balance of the year, Enerflex is introducing guidance for PP&E and growth capital expenditures and revising its guidance for “other non-discretionary expenses”.

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US$ millions, except ratios and percentages	2023 Guidance March 1, 2023(1)	2023 Revised Guidance August 9, 2023

Annual run-rate synergies(2)	60	60
Adjusted EBITDA(2)	380 – 420	380 – 420
Bank-adjusted net debt to EBITDA ratio(3)	<2.5x	<2.5x

Capital expenditures and contract assets
Maintenance capital expenditures	40 – 50	40 – 50
Contract assets related to the Cryogenic Facility(4)	40 – 50	40 – 50
Other non-discretionary expenses(5)	130 – 160	180 – 210
Total non-discretionary expenses(6)	210 – 260	260 – 310
PP&E and growth capital expenditures(7)	Not previously provided	80 – 90
(1)

Refer to the March 1, 2023 news release entitled “Enerflex Ltd. Reports Solid Year-end 2022 Results and Successfully Closes Acquisition of Exterran Corporation, Creating Significant Momentum for 2023”, which can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

(2)	Synergy capture is subject to timing considerations of being realized within 12 to 18 months of Transaction close.
(3)

Calculated in accordance with the Company’s debt covenants, which permit: (a) the inclusion of Exterran’s bank-adjusted EBITDA for the trailing 12 months ended for the respective period; and (b) a maximum of 4.5:1.

(4)

Formerly referred to as work-in-progress in the Company’s financial guidance. The Cryogenic Facility is being accounted for as a sale within the Engineered Systems product line and presented as a contract asset on Enerflex’s consolidated statements of financial position.

(5)	Includes net working capital, finance costs, cash income taxes, and dividends.
(6)	Includes maintenance capital expenditures and contract assets related to the Cryogenic Facility, net working capital, finance costs, cash income taxes, and dividends.
(7)

Enerflex is introducing guidance for PP&E and growth capital expenditures to reflect activity for the six months ended June 30, 2023 and the Company’s expectations for the balance of the year. These expenditures were considered in assessing the Company’s ability to meet its bank-adjusted net debt to EBITDA ratio target.

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Enerflex anticipates that total 2023 PP&E and growth capital expenditures will range from US$80 million to US$90 million, approximately half of which is for the completion of two BOOM produced water projects that were originally anticipated in 2022 but were largely recognized in Q1/2023. In addition, Enerflex plans to complete required upgrades on several facilities acquired through the Transaction, and invest in various small-scale, customer-sanctioned projects in the USA, Latin America, and Eastern Hemisphere.

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Enerflex is revising its guidance for its other non-discretionary expenses to a range of US$180 million to US$210 million from a range of US$130 million to US$160 million, primarily due to the increase in working capital associated with higher activity levels in Enerflex’s After-market Services and Engineered Systems businesses, as well as higher expected cash taxes in 2023.

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As the Company focuses on actively integrating Exterran while concurrently executing its growing business, Enerflex expects that increased 2023 expenditures will impact the near-term timing of cash flows. As a result of increased net working capital due to the growth in business activity and increased taxes, the Company now anticipates 2023 Transaction-related accretion for both earnings per share (“EPS”) and cash flow per share (“CFPS”) to be 32% dilutive and 1% accretive, respectively (both previously 20% accretive) this year. The Company has reviewed its disclosure in respect of 2023 Transaction-related accretion for both EPS and CFPS and has decided to discontinue this disclosure. Accordingly, the Company is withdrawing its 2023 guidance for these measures and will not be providing any further updates regarding such financial metrics.

MARKET OUTLOOK

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The long-term fundamentals for natural gas are robust, given its critical role in supporting global decarbonization efforts and future economic growth. Enerflex is poised to capitalize on the growing demand for low-carbon solutions through its vertically integrated natural gas and energy transition offerings.

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Enerflex strategically expanded its recurring Energy Infrastructure and After-market Services product lines to underpin the Company’s financial performance. In Q2/2023, these two recurring businesses contributed approximately 65% of the Company’s gross margin. Over the long term:

•	Enerflex’s large platform of international Energy Infrastructure assets is expected to continue serving the growing need for reliable power and energy independence; and

•	Enerflex’s USA contract compression fleet utilization is expected to remain elevated, given ongoing strength in customer demand.

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•

Complementing Enerflex’s recurring businesses is the Engineered Systems product line, which carries a backlog of $1.4 billion that the Company expects to convert into revenue through the balance of 2023 and 2024.

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While rig counts have been decreasing in the USA in response to near-term weakness in natural gas prices, most of Enerflex’s new bookings continue to serve the Permian Basin, where rig counts remain relatively high. Enerflex is also diversifying its backlog composition by securing several larger cryogenic natural gas processing projects.

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In Canada, Enerflex’s market outlook is constructive following the initial agreement on future resource development between Blueberry River First Nations and the Government of British Columbia, coupled with increasing activity for eventual liquefied natural gas (“LNG”) exports.

Q2/2023 SEGMENTED RESULTS

	Three Months Ended June 30, 2023
$ millions	Total	North America	Latin America	Eastern Hemisphere

Revenue
Energy Infrastructure	190.5	43.3	87.1	60.1
After-market Services	152.5	89.9	16.7	45.9
Engineered Systems	433.7	345.8	11.7	76.2
Total revenue	776.7	478.9	115.5	182.3
Operating income	47.5	40.5	4.4	2.6
EBIT	48.3	41.3	4.4	2.6
EBITDA	111.2	64.1	17.6	29.5
Adjusted EBITDA	142.2	71.8	25.5	44.9

Engineered Systems bookings	322.0	306.6	13.8	1.6
Engineered Systems backlog	1,429.9	1,115.9	50.5	263.5

	Six Months Ended June 30, 2023
$ millions	Total	North America	Latin America	Eastern Hemisphere

Revenue
Energy Infrastructure	379.1	82.2	172.3	124.6
After-market Services	308.0	181.5	35.7	90.8
Engineered Systems	914.6	681.1	25.0	208.5
Total revenue	1,601.7	944.8	233.0	423.9
Operating income	92.4	68.9	3.7	19.8
EBIT	93.2	69.7	3.7	19.8
EBITDA	219.2	113.4	32.5	73.4
Adjusted EBITDA	264.9	127.6	45.4	92.0

Engineered Systems bookings	838.6	722.9	22.6	93.1
Engineered Systems backlog	1,429.9	1,115.9	50.5	263.5

NORTH AMERICA

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North America continues to be Enerflex’s largest and best-performing segment, with strong financial performance reinforced by sustained customer activity levels across all product lines. Revenue of $479 million increased by 3% compared to Q1/2023, driven by higher revenue generated by the Engineered Systems and Energy Infrastructure product lines.

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YTD 2023 revenue of $945 million increased by 96% from YTD 2022, attributed to a nearly $400 million year-over-year increase in Engineered Systems revenue, strong utilizations on the USA contract compression fleet, and a higher volume of work within the After-market Services business.

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Enerflex secured $307 million of Engineered Systems bookings in Q2/2023, comprising approximately 90% of projects from the USA and 10% from Canada. The North American Engineered Systems backlog currently makes up almost 80% of the Company’s $1.4 billion balance.

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•	2023 YTD bookings of $723 million are 37% higher than YTD 2022, reflecting strong customer activity and new bookings for Enerflex’s broader product offerings stemming from the Transaction.

•	The average utilization rate for the USA contract compression fleet was 96% during Q2/2023 on 404,000 horsepower, compared to 96% in Q1/2023 and 94% in Q2/2022.

LATIN AMERICA

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Solid operational performance from Enerflex’s expanded fleet of Energy Infrastructure assets and robust After-market Services activity drove revenue of $115 million in Latin America, unchanged from Q1/2023.

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Enerflex will continue optimizing its Latin American Energy Infrastructure business by re-deploying idle units to meet rising local demand, thereby enhancing the region’s profitability and recurring cash flows over the long term.

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Enerflex is anticipating ongoing exposure to the devaluation of the Argentine peso, recording foreign exchange losses of $12 million in Q2/2023 and $24 million in YTD 2023. Enerflex partially offset its foreign exchange losses with interest income from associated instruments of $8 million in Q2/2023 and $16 million in YTD 2023, which is included in the Company’s net finance costs.

EASTERN HEMISPHERE

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Q2/2023 revenue of $182 million was 25% lower than the prior quarter, primarily due to $64 million in non-cash finance lease revenue recognized in Q1/2023. Q2/2023 Energy Infrastructure revenue included contracted revenues from the two infrastructure projects that were brought to commercial operation in Q1/2023.

ORGANIZATIONAL UPDATE

BOARD OF DIRECTORS UPDATE

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Ms. Joanne Cox has been appointed to the Board, effective August 9, 2023. Ms. Cox has over 30 years of executive and legal experience in the energy sector, including extensive involvement in numerous strategic initiatives. In her career, Ms. Cox held senior roles with global upstream exploration and production companies and energy services companies, including, most recently, Ovintiv Inc. and Precision Drilling Corporation. Enerflex is pleased to welcome Ms. Cox to the Board.

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Ms. Maureen Cormier Jackson has elected to retire from the Board after six years of service. Enerflex would like to thank Ms. Cormier Jackson for her guidance and wisdom to the Board, Audit Committee, and management teams during this period. With Ms. Cormier Jackson’s retirement, Ms. Mona Hale has assumed the role of Chair of the Audit Committee.

“I would like to sincerely thank Maureen for her invaluable contributions to Enerflex during her tenure and wish her the very best in her future endeavours,” said Kevin Reinhart, Enerflex’s Board Chair. “I would also like to welcome Joanne to Enerflex. On behalf of the Board, we look forward to working alongside Joanne as we continue to strategically advance the business to deliver long-term shareholder value.”

CHIEF FINANCIAL OFFICER APPOINTMENT

•

As previously announced, Mr. Rodney D. Gray was appointed as Enerflex’s Senior Vice President and Chief Financial Officer (“CFO”), effective July 1, 2023, overseeing the Company’s capital markets, corporate development, financial reporting, internal audit, tax, and treasury functions and supporting Enerflex’s strategic and capital allocation decisions. Mr. Gray comes to Enerflex with over 30 years of accounting and finance experience in the energy sector, including the last nine years with Baytex Energy Corp., where he served most recently as Executive Vice President and CFO. Enerflex is delighted to welcome Mr. Gray to the team.

CONFERENCE CALL AND WEBCAST DETAILS

Enerflex’s senior leadership team will be hosting a conference call and webcast to discuss the Company’s second-quarter 2023 results on Thursday, August 10, 2023 at 8:00 am (MDT).

To participate, register at https://register.vevent.com/register/BI07daced6386241e781c350bfba814b01. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The live audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/9e97gpcp.

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NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including operating income, EBIT, EBITDA, adjusted EBITDA, distributable cash flow, net debt, net debt to EBITDA ratio, bank-adjusted net debt to EBITDA ratio, ROCE, and Engineered Systems bookings and backlog. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, the non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures, such as net earnings or any other measure of performance determined in accordance with IFRS, as indicators of Enerflex’s performance. Refer to “Adjusted EBITDA” and “Non-IFRS Measures” of Enerflex’s MD&A for the three and six months ended June 30, 2023, information from which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OPERATING INCOME

The Company defines operating income as income before income taxes, finance costs, net of interest income, equity earnings or losses, gains or losses on disposal of assets, and impairment of goodwill. Operating income assists the reader in understanding the net contributions made from the Company’s core businesses after considering SG&A. Each operating segment assumes responsibility for its operating results as measured by, amongst other factors, operating income. Financing and related charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies. Business segments and income tax jurisdictions are not synonymous, and it is believed that the allocation of income taxes distorts the historical comparability of the operating performance of business segments.

EBIT

EBIT reflects the results generated by the Company’s primary business activities prior to consideration of how those activities are financed or taxed in the various jurisdictions in which the Company operates.

EBITDA

EBITDA reflects the results generated by the Company’s primary business activities prior to consideration of how those activities are financed, how assets are amortized, or how the results are taxed in various jurisdictions.

ADJUSTED EBITDA

Enerflex’s results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company’s results. The presentation of adjusted EBITDA should not be considered in isolation from EBIT or EBITDA as determined under IFRS.

The Company defines adjusted EBITDA as earnings before net finance costs and income taxes adjusted for depreciation and amortization. Further adjustments are made for items that are unique or not in the normal course of continuing operations, improving the comparability across items within the financial statements or between periods of financial statements. These adjustments include transaction, restructuring, and integration costs, share-based compensation, and certain other items, which the Company does not consider to be in the normal course of continuing operations. Adjustments are also made with respect to finance leases to eliminate the non-cash selling profit recognized when finance leases are put into service, and instead reflect the lease payments received over the term of the related lease. Management believes that identification of these items allows for a better understanding of the underlying operations of the Company and increases comparability of the Company’s results. Items the Company has previously considered are government grants, impairments or gains on disposal of idle facilities, and impairment of goodwill, which are considered to be unique, non-recurring, and generally non-cash transactions that are not indicative of the ongoing normal operations of the Company. Accordingly, the Company has included these items in determining its adjusted EBITDA.

Management believes that identification of these items allows for a better understanding of the underlying operations of the Company based on its current assets and structure.

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	Three Months Ended			Six Months Ended

$ millions	June 30, 2023	March 31, 2023	June 30, 2022(1)	June 30, 2023	June 30, 2022(1)

EBIT	48.3	44.9	20.9	93.2	28.0
Transaction, restructuring, and integration costs	11.8	17.8	4.6	29.7	10.3
Share-based compensation	6.4	3.2	(2.7)	9.5	1.4
Depreciation and amortization	63.0	63.1	22.1	126.1	43.9
Finance leases	12.7	(6.2)	2.9	6.5	(0.9)

Adjusted EBITDA	142.2	122.8	47.8	264.9	82.7
(1)	Comparative figures do not reflect pre-acquisition historical data from Exterran.

DISTRIBUTABLE CASH FLOW

The Company defines distributable cash flow as cash provided by or used in operating activities, adjusted for the net change in working capital and other, less maintenance capital expenditures and net lease payments. Enerflex uses this measure to assess the level of cash flow generated by the business and to evaluate the adequacy of such cash flows to fund payments to creditors, dividends, and capital expenditures.

	Three Months Ended			Six Months Ended

$ millions	June 30, 2023	March 31, 2023	June 30, 2022(1)	June 30, 2023	June 30, 2022(1)

Cash provided by (used in) operating activities	(4.0)	(2.6)	21.1	(6.5)	(1.6)
Add:
Net change in working capital and other	74.2	70.7	9.4	144.8	57.7
	70.2	68.1	30.5	138.3	56.1
Maintenance capital expenditures	(13.3)	(7.6)	(4.3)	(20.8)	(5.8)
Leases	(5.3)	(5.1)	(3.8)	(10.3)	(7.3)

Distributable cash flow	51.6	55.5	22.5	107.1	43.0
(1)	Comparative figures do not reflect pre-acquisition historical data from Exterran.

BANK-ADJUSTED NET DEBT TO EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex’s bank-adjusted net debt to EBITDA ratio. These adjustments and Enerflex’s bank-adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company’s financing agreements.

ROCE

ROCE is a measure that analyzes the operating performance and efficiency of the Company’s capital allocation decisions. The ratio is calculated by dividing EBIT for the trailing 12 months by capital employed, which is debt and equity less cash and cash equivalents for the trailing four quarters.

ENGINEERED SYSTEMS BOOKINGS AND BACKLOG

Enerflex monitors its Engineered Systems bookings and backlog as indicators of future revenue and business activity levels for the Engineered Systems product line. Bookings are recorded in the period when a firm commitment or order is received from customers, increasing the Company’s backlog in the period, while revenue recognized on Engineered Systems products decreases the backlog in the period that the revenue is recognized. Backlog is an indication of revenue to be recognized in future periods using percentage-of-completion accounting. Revenue from contracts classified as finance leases for newly built equipment is recorded as Engineered Systems bookings. The total amount of revenue is removed from backlog at the commencement of the lease.

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ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management’s expectations about future events, results of operations, the future performance (both financial and operational) and business prospects of Enerflex, and other matters that may occur in the future. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information in the sections entitled, “Outlook”, “2023 Guidance”, and “Market Outlook” as well as forward-looking information pertaining to: the Company’s ability to leverage its sustainable asset portfolio and Engineered Systems backlog position to deliver on its value-creating priorities throughout 2023, including strengthening its financial position, delivering on expected synergies without sacrificing operational capabilities, and executing on the Company’s 2023 business plan; the Company’s continued expectations to realize US$60 million of synergies within 12 to 18 months from Transaction close of October 13, 2022; the anticipated benefits and synergies of the Transaction and the Company’s ability to realize upon such benefits and synergies, including the remaining US$10 million of expected annual run-rate synergies; the Company’s plans to simplify its geographic footprint and consolidate its global manufacturing capacity, including closing its manufacturing facilities in the United Arab Emirates and Singapore; the Company’s expectations to convert the $1.4 billion Engineered Systems backlog into revenue through the balance of 2023 and 2024; the Company’s expectations that the initial agreement between Blueberry River First Nations and the Government of British Columbia, coupled with development activities anticipated for LNG exports, will be constructive for the Canadian business; the Company’s plans to complete required upgrades on several facilities acquired through the Transaction, and to invest in various small-scale customer-sanctioned projects in the USA, Latin America, and Eastern Hemisphere; expectations regarding the Company’s ability to generate excess cash flow, to be used to strengthen the Company’s financial position and to deleverage; the Company’s plans to strengthen its financial position to ensure the Company has financial stability and flexibility through industry cycles; the Company’s plans to lower its overall cost of debt; Enerflex’s targeted financial metrics after the Transaction, including the Company’s expectations regarding the reduction of its bank-adjusted net debt to EBITDA ratio to 2.5 times by the end of 2023; the Company’s expectations that total 2023 PP&E and growth capital expenditures will range from US$80 million to US$90 million; the Company’s expectations that increased 2023 expenditures will impact the near-term timing of cash flows; the Company’s expectations that 2023 Transaction-related accretion for both EPS and CFPS will be 32% dilutive and 1% accretive, respectively; the Company’s targeted growth plans and related anticipated benefits, including global energy transition trends; expectations concerning the Company’s ongoing exposure to the devaluation of the Argentine peso; the Company’s expectations regarding the overall activity level in the oil and gas sector in North America, Latin America, and the Eastern Hemisphere; the Company’s large platform of international Energy Infrastructure assets being able to continue serving the growing need for reliable power and energy independence; expectations that Enerflex’s USA contract compression fleet utilization will remain elevated; and Enerflex’s expectations regarding the continued payment of its quarterly dividend of at least $0.025 per share.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; the markets in which Enerflex’s products and services are used; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in governmental regulation, laws, and income taxes; environmental, social, and governance matters; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors

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referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form for the year ended December 31, 2022, and Exterran’s Form 10-K for the year ended December 31, 2021, accessible on SEDAR+ and EDGAR, respectively; in Enerflex’s MD&A for the year ended December 31, 2022, and in Exterran’s Form 10-Q for the three and six months ended June 30, 2022, accessible on SEDAR+ and EDGAR, respectively; and in Enerflex’s Management Information Circular dated September 8, 2022, and in the Proxy Statement of Exterran and Prospectus of Enerflex dated September 12, 2022, accessible on SEDAR+ and EDGAR, respectively.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and is based only on the information available to the Company at that time, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The 2023 guidance regarding the Company’s future financial performance, including adjusted EBITDA, are based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The guidance is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The financial outlook or potential financial outlook set forth in this news release was approved by Management and the Board of Directors as of the date of this news release to provide investors with an estimation of the outlook for the Company for 2023, and readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. The prospective financial information set forth in this news release has been prepared by Management. Management believes that the prospective financial information has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents, to the best of Management’s knowledge and opinion, the Company’s expected course of action in developing and executing its business strategy relating to its business operations. Actual results may vary from the prospective financial information set forth in this news release. See above for a discussion of the risks that could cause actual results to vary. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, and interests in associates and joint ventures, operate in over 90 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Rodney Gray	Stefan Ali

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer	Vice President, Investor Relations & Business Development, Energy Transition
Tel: (403) 387-6325	Tel: (403) 236-6857	Tel: (403) 717-4953

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